September 1, 2009	1110 Spring St.
Silver Spring, MD 20910
Office: (301) 608-9292
Fax: (301) 608-9291

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-26301

Dear Mr. Rosenberg:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comment included in the Staff’s letter dated August 19, 2009 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 26, 2009 with the Securities and Exchange Commission. We have set forth below the Staff’s comment in bold followed by the Company’s response.

2. Summary of Significant Accounting Policies

Revenue Recognition

Remodulin Sales, F-13

1.              You indicate on page 73 that you do not record reserves for damaged/expired product returns unless they occur during the shipment and are known to you. Please tell us:

•                  The journal entry that you make during the period of sale for damaged/expired products when they occur during shipment and are known to you;

•                  The journal entry you make for the actual exchange of product returned to you for:

•                  Those products returned that did not occur during shipment or were not known to you; and

•                  Those products returned that occurred during shipment and were known to you; and

•                  The pre tax dollar amount recorded for product exchanges in your consolidated results of operations during each year in the three year period ended December 31, 2008.

With respect to product that is damaged(1) during shipment and is known to the Company, the Company wishes to bring to the Staff’s attention the following factors. It is the Company’s policy to recognize sales of Remodulin upon delivery to the customer. The Company has had only two instances where Remodulin vials were damaged in transit. In both cases, the customer notified the Company within days of receiving damaged vials and no revenue was recognized on the orders until replacement vials were delivered to the customer. The Company sells Remodulin to fewer than ten customers. These customers inspect shipments upon receipt and are required to notify the Company promptly of any damaged product. Due to the Company’s review process, it normally takes two to three business days for the Company to invoice a customer and recognize revenue upon receiving notification that a shipment has been delivered. When the Company is made aware of product damaged during shipment, revenue associated with that shipment will be recognized only after damaged product has been replaced. As such, there is no journal entry required with respect to products damaged during shipment and known to the Company during the period of sale.

When the Company actually exchanges returned product that was not damaged during shipment, or was not known by the Company at the time revenue was recognized, the following journal entry is made in the period during which the exchange occurs (2):

	Dr.	Cr.
Cost of goods sold	XX
Inventory		XX

When the Company actually exchanges product that was damaged(3) during shipment and was known to the Company, the following journal entry to record the entire delivery is made only upon delivery of replacement product:

	Dr.	Cr.
Accounts receivable	XX
Cost of goods sold	XX
Inventory		XX
Product revenue		XX

The pre-tax dollar amounts recognized for product exchanges on the Company’s consolidated statements of operations for each of the three years in the period ended December 31, 2008 is presented below (in thousands):

	Year Ended December 31,
	2008	2007	2006
Exchanges, pre-tax	$7	$3	$3

(1) Expiration of product would not be applicable to this scenario, as any replacements associated with product expiration would not occur during the sale period. Specifically, the Company does not ship product with expiration dates that are less than six months to one year due to regulatory requirements its customers must comply with. As such, the Company’s response to this comment focuses on returns and exchanges of damaged product.

(2) The Company maintains this practice as product exchanges have remained infrequent and insignificant. The Company’s customers normally maintain a 30 to 60 day supply of Remodulin based on estimated patient demand and the Company sells Remodulin with expiration dates between six months and one year from the time of shipment. Consequently, the likelihood of exchanges that arise from expired product is extremely low.

(3) Expiration of product would not be applicable to this scenario, as any replacements associated with product expiration would not occur during shipment.

In connection with this response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext. 1729, or Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 with any questions.

Sincerely,
/s/ JOHN M. FERRARI
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation